August 23, 2024

Elvis Cheung
Chief Executive Officer
707 Cayman Holdings Ltd.
5/F., AIA Financial Centre
712 Prince Edward Road East
San Po Kong, Kowloon, Hong Kong

       Re: 707 Cayman Holdings Ltd.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted August 5, 2024
           CIK No. 0002018222
Dear Elvis Cheung:

     We have reviewed your amended draft registration statement and have the following comment(s).

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
July 31, 2024 letter.

Draft Registration Statement submitted August 5, 2024
General

1. We note your revised disclosure pursuant to comment 2 and reissue in part. Please revise the resale prospectus cover page to discuss your status as a controlled company.
       Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.
 August 23, 2024
Page 2



                          Sincerely,

                          Division of Corporation Finance
                          Office of Trade & Services
cc:   David L. Ficksman